EXHIBIT B

                     LETTER TO THE ISSUER'S CHAIRMAN AND CEO

                                  CLINTON GROUP
6/15/2007

HealthSpring, Inc.
44 Vintage Way
Suite 300
Nashville, Tennessee 37228

Attention:        Herbert A. Fritch
                  Chairman of the Board, Chief Executive Officer and President

Dear Mr. Fritch:

As one of the largest investors of HealthSpring, Inc. (the "Company" or "HealthSpring") and given the recent performance in the stock price, we thought it would be appropriate to detail to you our ideas with regards to the financial structure of the Company. We are very supportive of your management team and view HealthSpring as an attractive long-term investment. We hope you find this constructive and would welcome any follow-up discussions with you and your team.

UNDERPERFORMANCE SINCE IPO
As a result of the earnings guidance revision, the Company's stock price has retreated to levels below the price of $19.50 per share pursuant to the Company's initial public offering in February 2006. As a comparison, the S&P 500 Index and Dow Jones Industrial Average have increased 20% and 25%, respectively, since February 2006. Furthermore, the strong cash generation of your business over the past five quarters SHOULD HAVE increased your market value of equity.

VALUATION
Based on a current stock price today of approximately $19.00, the implied valuation multiples are as follows:

                                             2007                2008
                                       -------------------------------------
                                         HS     COMPS(1)     HS     COMPS(1)
                                       ------   --------   ------   --------
MULTIPLES
---------
TEV (Includes Total Cash) /  EBITDA     5.0x      8.9x       4.5x     7.9x
Price / Earnings                       14.9x     16.0x      12.9x    13.9x

Clearly, there is a disconnect in the Street's valuation of the Company, and the earnings revision with regards to medical loss ratios have caused a deterioration in shareholder's confidence in the execution capabilities of management. As a comparison, the forward 2006 PE multiple at the pricing of the IPO was 19.5x. Furthermore, we share management's view that your business specialized in Medicare Advantage - HMO products is more defensible than other companies focused on managed Medicare, and could argue that a premium multiple to comparable companies' implied valuations may be warranted.

--------------------------

(1) Comparable companies include AET, CI, CVH, HUM, SIE, UNH, WCG and WLP.

LEVERAGED RECAPITALIZATION AND DUTCH TENDER
We believe that you and your management team share our view of the Company's under-valuation relative to its growth prospects going forward. At this point, given the current stock price, we believe that it is in the best interest of shareholders for the Company to execute a leveraged recapitalization in conjunction with a Dutch Tender offer for approximately 30% of the outstanding shares of the Company at a reasonable premium to the current market prices.

Based on our monitoring of the debt financing markets and conversations with our investment banking relationships, we believe that a modest $338 million credit facility borrowing (Revolver and Term Loan B) is certainly financeable and could be achieved at attractive rates of at least L+175 to L+200 with flexible terms with regards to prepayment and the absence of financial covenants. This debt financing along with cash on the balance sheet would comprise the amount required to execute the Dutch Tender.

We believe that an appropriate range to set the Dutch Tender is $22.00 to $23.00 per share based on (i) the earnings accretion resulting from the transaction;
(ii) the price range's implied premiums to divesting shareholders; and (iii) that the price range is below an expected post-tender trading range. Sources and uses and pro forma capitalization for this transaction would be as follows:


DUTCH TENDER:                                 PRO FORMA CAPITALIZATION:

Current Price            $19.00                                    Pro Forma       Leverage        % of Total
                                                                   3/31/2007       Multiple        Capital

Offer Price              $22.50
% Premium                18.4%                Unrestricted Cash       $26.0

Sources of Funds:
Cash on Balance Sheet    $55.1                Revolver                  0.0          0.00x          0.0%
Term Loan B              337.8                Term Loan B             337.8          3.00x         27.2%
                        ------                                     --------         ------        ------
Total                   $393.0                Other                     0.0          0.00x          0.0%
                                                Total Debt            337.8          3.00x         27.2%

Uses of Funds:
Shares Repurchased      $387.0
Transaction Fees           5.9                MVE                     903.1          8.02x         72.8%
                        ------                                     --------         ------        ------
  Total                 $393.0                Total Capitalization $1,240.9         11.02x        100.0%


Based on this transaction, an illustration of the earnings impact is set forth below. We estimate 13.8% accretion.


INCOME STATEMENT:
Fiscal Year End December         Projected               Pro Forma
                                 2008            Adj.    2008
                                 ---------     ------    ---------
Net Sales                        $1,701.1                $1,701.1
Medical Expenses                  1,372.4                 1,372.4
SG&A                                220.1                   220.1
                                 --------                --------
EBIT                               $108.5                  $108.5
% Margin                            6.38%                   6.38%

Revolver                              0.0                     0.0
Term Loan B (L + 200)                 0.0       24.8         24.8
                                 --------                --------
Total Interest Expense                0.0                     24.8
                                 --------                --------
Interest Income                     (26.0)       2.2        (23.8)
                                 --------                --------
EBT                                 134.5                   107.5

Taxes                                48.9                    39.1
                                 --------                --------
Net Income                          $85.6                   $68.4

Fully Diluted Shares                 57.8      (17.2)        40.6
Earnings Per Share                   $1.48                   $1.69
Accretion %                                                  13.8%


It could be argued that post the tender, the PE could increase due to accelerated estimated EPS growth. Assuming HealthSpring trades at the comparable companies valuation multiple of 13.9x, the implied share price post-transaction would be $23.42.


VALUATION:                       Projected       Pro Forma
                                   2008            2008
                                 ---------       ---------
Earnings Per Share                 $1.48           $1.69

Implied PE Multiple                12.83x          13.90x

Implied Price                     $19.00          $23.42



We believe the contemplated transaction would: (i) better optimize the Company's balance sheet and provide conservative leverage to equity returns going forward and (ii) take advantage of the extremely appealing debt financing markets.

We note that your total debt as of September 30, 2005 (prior to the IPO) was $192 million. Conservatively excluding any unrestricted cash in both cases, the Company's total debt to EBITDA was 2.7x pre-IPO compared to the above transaction's pro forma leverage of 3.0x total debt to EBITDA. Pro forma for the transaction detailed above, the Company would have additional debt capacity and over $25 million in unrestricted balance sheet cash plus cash flow generated from operations.

We believe that this is a pivotal point in the Company's history as a public company. We believe that the transaction detailed is a prudent one from a financial point of view while offering significant upside to continuing shareholders.

I want to reiterate that we are supportive of your management and excited about the growth prospects and strategic positioning of the Company. We have a long-term view regarding our investment in HealthSpring and are happy to offer ourselves as a sounding board for your team in discussing value maximization opportunities.

We hope that you find this letter constructive and look forward to your timely response. We would welcome the opportunity to discuss our proposal in person or by teleconference. As an aside, our investment team also manages the private equity fund at the Clinton Group and would be happy to explore a privatization with you, if appropriate.

Please feel free to contact me at your convenience at (212) 377-4224 or my colleague, Joseph De Perio, at (212) 739-1833 to discuss any and all issues. We look forward to hearing from you.

Sincerely,


/s/ Conrad Bringsjord
Conrad Bringsjord
Senior Managing Director